UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2023

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F     ☒  Form 40-F

Explanatory Note.

Avino Silver & Gold Mines Ltd. is filing this Form 6-K to file its Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, effective February 16, 2023.

Incorporation by Reference

Exhibit 99.1 set forth in this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (SEC File No.: 333-195120) and Form F-3 (SEC File Nos.: 333-226963 and 252081).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: February 27, 2023	By:	/s/ Jennifer Trevitt
Jennifer Trevitt, Corporate Secretary

3

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, effective February 16, 2023.
99.2	Consent of Tetra Tech Canada, Inc.
99.3	Consent of Red Pennant Geoscience Ltd.

4